July 6, 2005

via U.S. mail

Richard A. Linden
President and Chief Executive Officer
Merge Technologies Incorporated
6737 West Washington Street
Suite 2250
Milwaukee, Wisconsin 53214

Re:	Merge Technologies Incorporated
	Registration Statement on Form S-3
	Filed June 7, 2005
	File No. 333-125603

	Form 10-K for the fiscal year ended 12/31/2004
	File No. 0-29486

Dear Mr. Linden:

	We have limited our review of the above filings to the issues addressed in the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. You should respond to the comments to your Exchange Act filings as soon as possible and not later than July
20, 2005.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-3
Signature Page

1. The registration statement must be signed by the registrant, as well as by its principal executive officer, principal financial officer, principal accounting officer or controller and a majority of its directors. Any person who occupies more than one of the specified positions should indicate each capacity in which he signs the registration statement. While we note that Scott Veech has signed the registration statement as Chief Financial Officer and Treasurer, you do not also identify him as your principal accounting officer. To the extent that he is signing the registration in that capacity as well, revise your signature page to so indicate. Otherwise, please have your principal accounting officer also sign the registration statement. See the instructions to signature section of Form S-3.

Form 10-K
Disclosure of Controls and Procedures
2. Your disclosure regarding your disclosure controls and procedures indicates that your CEO and CFO concluded that your disclosure controls and procedures "are effective for gathering, analyzing and disclosing the information [you] are required to disclose in [y]our reports filed under the Exchange Act." This conclusion appears narrower than the disclosure called for by Item 307 of Regulation S-
K. In your response letter, please tell us whether your CEO and CFO concluded that the disclosure controls and procedures, as that term is defined in Rule 13a-15(e), were "effective." Also confirm that you will consider this comment in preparing future periodic reports.
See Item 307 of Regulation S-K and Release 33-8238.

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Perry Hindin, Staff Attorney, at (202) 551-
3444
with any questions. If you require further assistance, you may contact me at (202) 551-3462 or Barbara C. Jacobs, Assistant
Director
at (202) 551-3730.

								Sincerely,


	Mark P. Shuman
	Branch Chief - Legal
	Office of Computers
	and Online Services

cc:	via facsimile
Geoffrey R. Morgan at Michael Best & Friedrich LLP at (F) (414)
277-
0656
Richard A. Linden
Merge Technologies Incorporated
July 6, 2005
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